Exhibit 21.1

SUBSIDIARIES OF TILRAY, INC.

Name of entity	Place of incorporation
Natura Naturals Inc.	Ontario, Canada
Manitoba Harvest US LLC	Delaware, USA
Tilray Canada, Ltd.	British Columbia, Canada
Dorada Ventures, Ltd.	British Columbia, Canada
FHF Holdings Ltd.	British Columbia, Canada
Fresh Hemp Foods Ltd.	British Columbia, Canada
High Park Farms, Ltd.	British Columbia, Canada
Tilray Deutschland GmbH	Germany
Tilray Portugal Unipessoal, Lda.	Portugal
Pardal Holdings, Lda.	Portugal
Tilray Australia New Zealand Pty. Ltd.	Australia
Manitoba Harvest Japan K.K.	Japan
High Park Holdings, Ltd.	British Columbia, Canada
Natura Naturals Holdings, Inc.	Ontario, Canada
National Cannabinoid Clinics Pty Ltd.	Australia
Tilray Latin America SpA	Chile
Tilray Portugal II, Lda.	Portugal
High Park Gardens Ltd.	British Columbia, Canada
1197879 B.C. Ltd.	British Columbia, Canada